November 30, 2020
VIA EDGAR
Re:       ZoomInfo Technologies Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-251009
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the proposed public offering of the Company’s Class A common stock, we wish to advise you that we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., New York, NY time, on December 1, 2020, or as soon as possible thereafter or at such later time as the Company or its counsel may request.
Pursuant Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the 48-hour requirement of Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC

As the representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: VP TMT ECM

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Managing Director
[Signature Page to the Underwriters’ Acceleration Request]